WHITE & CASE

Dated 17 February 2023

Warrant Instrument

relating to the issue of up to 7,795,800 Warrants and certain additional Warrants to subscribe for Shares in Atento S.A.

White & Case LLP
5 Old Broad Street
London EC2N 1DW

Table of Contents

This Warrant Instrument is made as a deed poll and is executed on 17 February 2023

by **ATENTO S.A.** (a public company incorporated in the Grand Duchy of Luxembourg with registered number B185761) whose registered office is at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg (the "**Company**"),

In favour of THE PERSONS for the time being and from time to time registered in the Register as holders of the Warrants referred to below (the "**Warrantholders**" or "**holders**").

Whereas:

(A) Pursuant to a resolution of the Board passed on 15 February 2023 (the "**Resolution**"), the Company has issued 7,795,800 share subscription warrants (the "**Initial Warrants**"), with an exercise price equal to the Exercise Price (as defined below) per Warrant and each comprising a Subscription Right (as defined below), on the terms and subject to the conditions set out in this Instrument. In addition, the Company by further resolution of the Board (a "**Further Resolution**") may authorise the issuance of additional share subscription warrants from time to time each with an exercise price equal to the Exercise Price (as defined below) per Warrant and each comprising a Subscription Right, on the terms and subject to the conditions set out in this Instrument (the "**Delayed Draw Warrants**").

(B) The Delayed Draw Warrants (if any), when issued, shall form the same class as the Initial Warrants for voting matters and shall be identical in nature other than as specified herein.

(C) Atento Luxco 1 S.A. (the "**Notes Issuer**") has authorised the issue of U.S.$39,600,000 in aggregate principal amount of receivable backed notes due 2025 (the "**Initial Notes**") on or around the date of this Instrument. In addition, the Notes Issuer may authorise the issuance of additional aggregate principal amount of delayed draw receivable backed term notes due 2025 (the "**Delayed Draw Notes**") from time to time.

(D) The Company shall issue the Warrants (as defined below) to each Initial Warrantholder, in accordance with the provisions of this Instrument, in consideration for their subscription for the Notes (as defined below) to be issued by the Notes Issuer, from which the Company shall derive commercial benefit and advantage.

(E) The Warrants are not attached to the Notes and may be transferred free of and without regard to the Notes. The Initial Warrants are granted pursuant to the Resolution and are constituted by, and subject to the provisions of, this Instrument. Any Delayed Draw Warrants shall be granted pursuant to a resolution of the Board and shall also be constituted by, and subject to the provisions of, this Instrument.

It is agreed as follows:

1. Definitions and Interpretation

1.1 Definitions

The following terms and expressions have the following meanings:

"**Accredited Investor**" means a person that is either:

(a) an accredited investor under Rule 501(a)(1),(2), (3) or (7) of the Securities Act, or any entity in which all of the equity owners are such accredited investors, or

(b) otherwise an accredited investor under Rule 501(a).

"**Affiliate**" means in relation to any person, a subsidiary of that person or a holding company of which that person is a subsidiary or any other subsidiary of that holding company but excluding any person that is a Warrantholder as of the date of this Instrument.

"**Articles**" means the articles of association of the Company as amended from time to time and as supplemented, as the case may be, by the relevant provisions of the Law of 10 August 1915 on commercial companies.

"**Board**" means the board of directors of the Company from time to time.

"**Business Day**" means a day (other than a Saturday, Sunday or a public holiday) on which banks are generally open for business in London, Luxembourg and the United States.

"**Cash Exercise Amount**" has the meaning given in Clause 5.1.

"**Clearing System**" has the meaning given in Clause 17.1.

"**Delayed Draw Notes**" has the meaning given in Recital (B).

"**Delayed Draw Warrants**" has the meaning given in Recital (A).

"**Designated Dollar Account**" means such Dollar bank account designated to the Warrantholders by the Company (and notified in accordance with Clause 18).

"**Designated Securities Account**" means such securities account with any Clearing System designated to the Warrantholders by the Company (and notified in accordance with Clause 18).

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934.

"**Exercise Date**" means any Business Day on which the Company receives a Notice of Exercise (or, if such day is not a Business Day, the next following Business Day).

"**Exercise Period**" has the meaning given in Clause 5.2.

"**Exercise Price**" means:

(a) in the case of the Initial Warrants, U.S.$3.78; or

(b) in the case of the Delayed Draw Warrants, such price as shall be set out in the relevant Further Resolution and the Register.

"**Exercise Ratio**" means, initially (as at the Issuance Date of the relevant Initial Warrants and any Delayed Draw Warrants) one, in each case subject to adjustment from time to time in accordance with Clause 7. For the avoidance of doubt, following an adjustment in accordance with Clause 7, the Exercise Ratio may be different for the Initial Warrants and any Delayed Draw Warrants.

"**Existing Holder**" has the meaning given in Clause 4.1.

"**Existing Registration Rights Agreement**" means the registration rights agreement dated 6 May 2020 among the Company and institutional shareholders in the Company.

"**Fair Market Value**" means, as of any date:

(a) in the case of Shares, if the Shares are trading on an exchange, the volume weighted average closing price for the 10 consecutive trading days ending on (and including) the trading day immediately prior to such date;

(b) in the case of Shares, if the Shares are not so listed for trading on an exchange, the fair market value of a Share using one or more valuation methods reasonably determined by an Independent Advisor (at the Company's cost) to be most appropriate, assuming

such Shares are to be sold in an arm's-length transaction and there was no compulsion on the part of any party to such sale to buy or sell and taking into account all relevant factors; and

(c) in the case of other Securities, the fair market value of such Securities using one or more valuation methods that an Independent Advisor reasonably determines (at the Company's cost) to be most appropriate assuming the value of the Shares as determined under paragraphs (a) or (b) and such Securities sold in an arm's-length transaction and there was no compulsion on the part of any party to such sale to buy or sell such Securities and taking into account all relevant factors.

"**Form of Transfer**" means the form of transfer in respect of the Warrants, substantially in the form set out in Part B of the Schedule to the Warrant Certificate set out in Schedule 2.

"**Fundamental Transaction**" has the meaning given in Clause 15.2.

"**Further Resolution**" has the meaning given in Recital (A).

"**Group**" means, in relation to the Company, its subsidiaries and its Affiliates.

"**Independent Advisor**" means an independent investment bank or independent financial advisor of international standing selected by the Company and approved in writing by the Majority Holders.

"**Initial Notes**" has the meaning given in Recital (B).

"**Initial Warrants**" has the meaning given in Recital (A).

"**Initial Warrantholder**" means, in the case of the Initial Warrants, each person specified in Schedule 1 of this Instrument or in an Initial Warrantholder Allocation Confirmation and, in the case of Delayed Draw Warrants, any person to whom such Warrants are initially issued and registered in the Register, and "**Initial Warrantholders**" shall be construed accordingly.

"**Initial Warrantholder Allocation Confirmation**" means a confirmation delivered by an Initial Warrantholder to the Company on or prior to the date hereof for the purposes of confirming the number of Initial Warrants to be allocated to the persons specified therein, being substantially in the form set out in Schedule 6.

"**Issuance Date**" means, in the case of the Initial Warrants, the date of this Instrument and, in the case of Delayed Draw Warrants, each date on which such Warrants are issued pursuant to the terms of this Instrument.

"**Majority Holders**" means the holder or holders of the majority of the outstanding number of Warrants.

"**New Holder**" has the meaning given in Clause 4.1.

"**Notes**" means any of the Initial Notes and the Delayed Draw Notes issued or to be issued, as the case may be, by the Notes Issuer.

"**Notes Issuer**" has the meaning given in Recital (B).

"**Notice of Exercise**" means the notice substantially in the form set out in Part A of the Schedule to the Warrant Certificate set out in Schedule 2.

"**Permitted Investor**" means:

(a) any Affiliate;

(b) any bank or financial institution; or

(c) any fund or trust or other investment vehicle or investor (including individuals),

provided that such person is not a Sanctioned Person and is either (x) an Accredited Investor or (y) outside the United States and not a U.S. person (as such terms are defined in Regulation S).

"**Proceedings**" has the meaning given in Clause 20.2.

"**Redemption Exercise Amount**" has the meaning given in Clause 5.1.

"**Register**" means the register of persons for the time being entitled to the Warrants as maintained by or on behalf of the Company in or substantially in the form set out in Schedule 5 and as amended from time to time in accordance with this Instrument.

"**Reorganisation**" has the meaning given in Clause 15.1.

"**Registered Office**" means 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg or such other registered office of the Company as from time to time be notified to the Warrantholders.

"**Regulation S**" means Regulations S under the Securities Act.

"**Resolution**" has the meaning given in Recital (A).

"**Sanctioned Person**" means any person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being:

(a) owned or controlled directly or indirectly by any person which is a designated target of Sanctions;

(b) organised under the law of, or a citizen or resident of, or located in, any country or territory that is (or whose government is) subject to general or country-wide Sanctions or Sanctions broadly prohibiting dealings with that country, territory or government (such country or territory, a "**Sanctioned Country**"); or

(c) owned or controlled directly or indirectly by any person which is organised under the law of, or a citizen or resident of, or located in, any Sanctioned Country.

"**Sanctions**" means any laws or regulations relating to economic or financial sanctions, trade embargoes or similar measures enacted, administered, imposed or enforced by any of the United Nations Security Council, the United States of America, the European Union (including any present of future member state thereof), the United Kingdom, the respective governments and official institutions or agencies of any of the foregoing, including the Office of Foreign Assets Control of the United States Department of Treasury, the United States Department of State and the United States Department of Commerce, and His Majesty's Treasury, and any other governmental institution or agency with responsibility for imposing, administering or enforcing Sanctions with jurisdiction over any Warrantholder or any member of the Group (as applicable).

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities**" means any equity securities including, without limitation, the Shares and any other shares in the capital of the Company, profit certificates, and options, warrants or other rights to subscribe for or purchase or acquire Shares, any other shares in the capital of the Company or profit certificates (including convertible bonds).

"**Securities Act**" means the United States Securities Act of 1933, as amended.

"**Shareholders**" means the holders of Shares.

"**Shares**" means the common shares, without nominal value, in the capital of the Company (as outstanding from time to time).

"**Stock Exchange**" means the New York Stock Exchange or, if at the relevant time the Shares are not at that time listed and admitted to trading on the New York Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed and admitted to trading.

"**Subscription Form**" means a subscription form to be duly completed by a Warrantholder pursuant to Clause 5.4(d) in or substantially in the form set out in Schedule 4.

"**Subscription Rights**" means the rights of a Warrantholder to subscribe for a number of Shares equal to the Exercise Ratio in effect on the relevant Exercise Date in exchange for payment (either in Dollars, by transfer of Notes, or any combination thereof) by such Warrantholder of the Exercise Price for each Warrant of which it is the holder, pursuant to this Instrument and the Resolution (or, in the case of any Delayed Draw Warrants, the relevant Further Resolution).

"**Tax**" or "**Taxes**" includes (without limitation) any tax, levy, impost, duty or other charge, deduction or withholding of a similar nature whenever and by whatever authority imposed, irrespective of the person against or to whom the same are directly or primarily chargeable (including any related penalty, fine, surcharge or interest).

"**Tax Jurisdiction**" the Grand Duchy of Luxembourg or any political subdivision or any authority thereof or therein having power to tax (or any other jurisdiction in which the Company may be domiciled or resident or to whose taxing jurisdiction it may be generally subject).

"**Warrantholder**", "**Holder**" or "**holder**" means the person or persons in whose name(s) such Warrant is registered for the time being in the Register.

"**Warrant**" means each of the Initial Warrants and Delayed Draw Warrants, and the term "**Warrants**" shall be construed accordingly.

"**Warrant Certificate**" means the warrant certificate evidencing the Subscription Rights for the time being vested in the relevant Warrantholder in the form, or substantially in the form, set out in Schedule 2.

"**Warrant Shares**" means the new or existing Shares to be issued or transferred and delivered upon the exercise of a Warrant and the Subscription Right relating thereto.

"**Written Resolution**" has the meaning given in Clause 16.3.

"**U.S.$**" or "**Dollars**" means the lawful currency of the United States of America.

1.2 Construction

(a) Unless a contrary indication appears, any reference in this Instrument to:

(i) the "**Company**" or the "**Warrantholder**" shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii) "**assets**" includes present and future properties, revenues and rights of every description;

(iii) this "**Instrument**" or any other agreement or instrument is a reference to this Instrument or other agreement or instrument as amended, restated, supplemented, replaced or novated (other than in breach of the provisions of this Instrument);

(iv) a "**person**" includes any individual, firm, fund, company, corporation, joint venture, government or regulatory authority or any association, trust or partnership or other body or entity (whether or not having separate legal personality);

(v) a provision of law is a reference to that provision as amended or re-enacted; and

(vi) a time of day is a reference to Luxembourg time.

(b) References to Clauses, paragraphs and Schedules are to clauses, paragraphs of, and schedules to, this Instrument. The Schedules form part of this Instrument and shall have the same force and effect as if expressly set out in the body of this Instrument.

(c) A Warrant is "**outstanding**" unless the Subscription Rights attached to such Warrant have been exercised in full or have lapsed in accordance with the provisions of such Warrant and this Instrument.

2. Constitution of Warrants

2.1 Pursuant to the Resolution, the Company hereby constitutes and issues to each Initial Warrantholder such number of Initial Warrants as set out next to its name in Schedule 1 or in an Initial Warrantholder Allocation Confirmation.

2.2 Subject to obtaining a relevant Further Resolution, the Company hereby may from time to time issue Delayed Draw Warrants to any person to satisfy any conditions applicable to the issuance of any Delayed Draw Notes. Delayed Draw Warrants (if any), upon issuance, are hereby constituted by this Instrument.

2.3 Each Warrant shall entitle its Holder to subscribe for the Warrant Shares on the terms and subject to the conditions of this Instrument. The Warrants rank *pari passu* in all respects and without discrimination or preference.

2.4 Each Warrantholder shall be entitled on the terms and subject to the conditions set out in this Instrument to exercise its Subscription Rights to subscribe for Shares in respect of some or all of the Warrants held by it at any time during the Exercise Period applicable to such Warrants.

2.5 Any Warrantholder, or its investment manager acting on its behalf, may, by giving notice in writing to the Company in accordance with Clause 18 (including by way of e-mail), and notwithstanding its purchase of Notes, elect not to receive Warrants that are allocated to it on an Issuance Date. Any such election shall be irrevocable and, if made, the aggregate number of Warrants to be issued on the relevant Issuance Date shall be reduced accordingly.

2.6 The Company undertakes to perform and comply with the provisions of this Instrument and specifically, but without limitation, to do all such things and execute all such documents to the extent necessary in order to give effect to the Subscription Rights in accordance with the terms of this Instrument.

2.7 The issue or transfer and delivery of Shares upon the exercise of rights under the Warrants shall be effected as provided or specified in this Instrument and in accordance with the Articles and any law and regulation applicable to the Company. As at the date of this Instrument, the Board has been authorised to issue the Initial Warrants and related Warrant Shares in accordance with the terms of this Instrument and in favour of the Warrantholders from time to time (or their respective nominees). The Board may authorise the issuance of Delayed Draw Warrants and related Warrant Shares in favour of any Warrantholder from time to time.

2.8 The Initial Warrants are, and any Delayed Draw Warrants shall be, issued subject to the Articles and otherwise on the terms and conditions of this Instrument, which are binding upon the Company and each Warrantholder and all persons claiming through or under any of them.

2.9 The Warrants will be issued in registered form. Title to the Warrants will pass by transfer and registration as described in Clause 3 and Clause 4. The Company shall recognise the registered holder of any Warrant as its absolute owner, and shall not (except as ordered by a court of competent jurisdiction) be bound to take notice of, or to see to the execution of, any trust whether express, implied or constructive to which any Warrants may be subject or any charge, lien, pledge or other security interest created on or over any Warrants.

3. Register and Warrant Certificate

3.1 The Company shall maintain the Register in accordance with the provisions of Schedule 3. An inscription in the Register shall not constitute title in respect of any Shares.

3.2 A Warrant Certificate will be issued to each Warrantholder (without charge) in respect of its registered holding of Warrants.

3.3 The Company shall on each Issuance Date (in respect of the relevant Initial Warrantholder(s)) and promptly thereafter upon demand by any Warrantholder (and in any event by no later than two Business Days after such demand) send to each Initial Warrantholder and any such Warrantholder, as the case may be, a certified extract of the Register showing the entry of each Initial Warrantholder and any such Warrantholder, as the case may be, as the registered holder of the relevant number of Warrants, provided that the Company shall not be required to provide such certified extract to any single Warrantholder with greater frequency than at quarterly intervals.

3.4 The Company shall, promptly upon entering the name of the Warrantholder in the Register, issue to the Warrantholder a Warrant Certificate in respect of the relevant number of Warrants and rights in respect of Warrant Shares, which shall be substantially in the form set out in Schedule 2. Each Warrant Certificate will be numbered serially with an identifying number which will be recorded in the Register by or on behalf of the Company.

4. Transfers

4.1 A Warrantholder (being an "**Existing Holder**") may at any time transfer any number of Warrants to any person (a "**New Holder**"), *provided that*:

(a) the New Holder is a Permitted Investor; and

(b) the Existing Holder and the New Holder execute a duly completed Form of Transfer and the Existing Holder delivers such signed Form of Transfer, together with the Warrant Certificate to which it relates, to the Company in accordance with Clause 18 of this Instrument.

4.2 The Company shall, promptly following any transfer of Warrants, enter the name of the New Holder into the Register. The Existing Holder shall be deemed to remain the holder of the Warrant until the name of the New Holder is entered in the Register in respect of the Warrant being transferred.

4.3 Promptly upon registration in accordance with Clause 4.2 and by no later than five Business Days following such registration, the Company shall furnish separately to each of the New Holder and (if applicable) the Existing Holder a certified extract of the Register showing their entry as the registered holder of the relevant number of Warrants.

4.4 The registration of a transfer in the Register shall be conclusive evidence of the approval by the Company of such a transfer. For the avoidance of doubt, the Company may not reject any transfer to a Permitted Holder that is contemplated or effected in accordance with the terms of this Instrument.

4.5 Any transfer of Warrants will be effected without charge, subject to the person making such application for transfer paying or procuring the payment of any taxes, duties and other governmental charges in connection therewith.

4.5 Any transferring Warrantholder undertakes to comply with applicable laws in respect of insider dealing or market abuse or the registration requirements or an exemption thereform under the Securities Act.

5. Exercise of Subscription Rights

5.1 Subscription Rights in respect of any Warrant may be exercised by the Warrantholder by either, or a combination of:

(a) paying or procuring the payment of an amount in Dollars to or to the order of the Company (a "**Cash Exercise Amount**"); and/or

(b) transfer to or to the order of the Company:

(i) in the case of Initial Warrants, a principal amount of Initial Notes; or

(ii) in the case of any Delayed Draw Warrants, a principal amount of Delayed Draw Notes,

(a "**Redemption Exercise Amount**"),

in aggregate equal to the relevant Exercise Price.

5.2 The Subscription Rights in respect of the Initial Warrants or Delayed Draw Warrants may be exercised at any time within the period (the "**Exercise Period**") commencing from (and including) the Issuance Date of such Warrants up to (but excluding) the Business Day immediately preceding the date falling three years after the Issuance Date of such Warrants.

5.3 If the Subscription Rights are not exercised during the Exercise Period, and unless the delay in exercise is attributable to the Company, such Subscription Rights shall lapse and Warrantholders shall neither be entitled to any compensation in respect thereof nor have any further rights under this Instrument in respect of the relevant Warrant(s) or any Share(s) to which that Warrant may relate.

5.4 In order to exercise its Subscription Rights, each Warrantholder shall deliver, or procure to be delivered, the following items to or to the order of the Company on any Business Day no later than the Exercise Date:

(a) its Warrant Certificate together with the duly completed Notice of Exercise;

(b) in the case of a payment of the Cash Exercise Amount, a payment in Dollars to the Designated Dollar Account in immediately available funds;

(c) in the case of a payment of the Redemption Exercise Amount, a Transfer Certificate (as defined in the terms and conditions of the Notes) relating to the relevant principal amount of Notes duly signed by the current Noteholder and evidence of the relevant Note certificate being produced to the Notes Issuer in connection with such transfer application, or, if at such time the Notes are settled in a clearing system, delivery of the

relevant principal amount of Notes to the Designated Securities Account or other confirmation of the cancellation of a claim under the Notes;

(d) a duly completed Subscription Form;

(e) any necessary "Know Your Customer" and other compliance information as may be requested by the Company from time to time (acting reasonably) prior to the occurrence of an Exercise Date; and

(f) in the case of a Warrant issued under Regulation S:

(i) either:

(A) written certification that such Warrantholder is not a U.S. person (as such term is defined in Regulation S) and the Warrant is not being exercised on behalf of a U.S. person; or

(B) a written opinion of legal counsel to the effect that the Warrant and the Warrant Shares to be delivered upon the exercise thereof have been registered under the Securities Act or are exempt from registration thereunder; and

(ii) written certifications, opinions of legal counsel or otherwise evidence reasonably satisfactory to the Company that such Warrant is not exercised within the United States, and that the Warrant Shares will not be delivered within the United States, other than in an offering deemed to meet the definition of an "offshore transaction" pursuant to Rule 902(h) under the Securities Act, unless registered under the Securities Act or an exemption from such registration is available.

Notwithstanding any other provision hereof, the exercise of Subscription Rights in respect any Warrant may be conditioned upon the consummation of a sale of the Company (pursuant to a merger, combination, tender offer, sale of stock, sale of assets, scheme of arrangement, business combination or otherwise) or such other conditions as are specified in the Subscription Form, in which case such exercise shall not be deemed to be effective until the consummation of the transaction or such conditions are met (or otherwise waived by the Majority Holders).

5.5 The Company shall ensure (at its own cost) that any payment of a Cash Exercise Amount is converted into Euro and deposited in a special bank account opened for the purpose of the capital increase resulting from the exercise of Subscription Rights. The Company shall convert any payment of a Cash Exercise Amount into Euro for the purpose of the capital increase resulting from the exercise of Subscription Rights in accordance with the USD/EUR rate displayed on the website of the European Central Bank on the date or the day prior the date of the related capital increase of the Company.

5.6 Except as otherwise provided in Clause 5.4, the delivery of the relevant items specified in Clause 5.4 to the Company shall, unless the Company expressly consents otherwise, be an irrevocable election by the Warrantholder to exercise the relevant Subscription Rights.

5.7 Promptly upon demand by any Warrantholder and in any case not later than two Business Days following such demand, the Company shall furnish in writing to such Warrantholder(s) the details of its Designated Dollar Account and/or Designated Securities Account, as the case may be, including cooperating with (or providing relevant account contact information for) any required call-backs in connection with the transfer or payment of Dollars or Notes (as applicable) for the purposes of facilitating the exercise by any Warrantholder(s) of its Subscription Rights in accordance with this Clause 5.

5.8 The number of Shares which shall be issued to the relevant Warrantholder (or to such persons as may be nominated by the Warrantholder in the Notice of Exercise) upon exercise of Subscription Rights in respect of each Warrant is equal to the relevant Exercise Ratio in effect on the relevant Exercise Date, provided that the number of Shares which shall be issued to the relevant Warrantholder (or to such persons as aforesaid) pursuant to any one Notice of Exercise shall be calculated by multiplying the total number of Warrants the subject of such Notice of Exercise by the Exercise Ratio in effect on the relevant Exercise Date, rounded down to the nearest whole number of Shares. If, in the case of a payment of a Redemption Exercise Amount, the then current real value of the relevant Notes falls below the principal amount thereof, then for the purposes of the capital increase and the valuation report of the statutory auditor of the Company in relation to such issue of Shares:

(a) notwithstanding such occurrence, the relevant Warrantholder shall receive the number of Shares set forth in and as commercially intended by the first sentence of this Clause 5.8 (as if the value of the relevant Notes had been equal to their principal amount); and

(b) if the subscription price of the Shares falls below the accounting par value of the Shares to be issued in consideration for their contribution to the Company (as referred to in Article 420-22, para. 6 LCC), then the difference between the accounting par value of a Share and such subscription price (as attested by the valuation report of an independent auditor of the Company intervening in the context of the related capital increase of the Company) shall be:

(i) firstly, paid by the Company through the conversion of its distributable reserves and/or profits carried forward from the previous financials years net of any losses; and

(ii) secondly, to the extent that insufficient reserves of the Company are available, paid in cash by the relevant Warrantholder in an amount equal to any shortfall, it being understood that any such cash payment by a Warrantholder shall not in any circumstance exceed an amount per Share that represents the accounting par value of the Shares as of the date hereof.

5.9 The Company must pay directly to the relevant authorities any taxes and capital, stamp, issue and registration and transfer taxes and duties arising on the exercise by a Warrantholder of its Subscription Right, *provided that* the Company shall not be obligated to pay any transfer taxes in respect of the onward transfer of Warrants or relevant Shares other than (if applicable) any transfer taxes that arise in connection with the transfer and delivery of existing Shares by the Company to a Warrantholder in connection with the exercise of Subscription Rights in accordance with this Instrument. If the Company shall fail to pay any taxes and capital, stamp, issue and registration and transfer taxes and duties payable for which it is responsible as provided above, the relevant Warrantholder shall be entitled to tender and pay the same and the Company, as a separate and independent stipulation, covenants to reimburse and indemnify each Warrantholder in respect of any payment thereof and any penalties payable in respect thereof.

5.10 The Company shall make applications to the Stock Exchange for the Shares issued or transferred and delivered pursuant to any exercise of Subscription Rights to be admitted to trading thereon and the Company will use its best endeavours to obtain the admission thereof promptly after the relevant Exercise Date, subject to the restrictions applicable to the extent the Shares are "restricted securities" under the Securities Act.

5.11 Following the exercise of Subscription Rights in respect of a Warrant, such Warrant shall be cancelled and may not be reissued or resold.

5.12 No repayment or redemption of any Notes nor any event of default in relation thereto shall affect any outstanding Warrants.

6. Issue of Shares

6.1 The Company shall by no later than the date falling 15 Business Days after the exercise of any Warrant and payment of the Exercise Price:

(a) issue or transfer and deliver to the Warrantholder (or to its stated nominee or trustee) the relevant number of newly issued or existing Shares to which the Warrantholder is entitled by exercising the Subscription Rights;

(b) enter (or procure the entry of) the Warrantholder's name (or its stated nominee's or trustee's name, as appropriate) in the share register of the Company as the holder of the Shares issued to it in consideration of its receipt of payment for the applicable Exercise Price for the applicable Shares issuable to (or to the order of) the Warrantholder, *provided that* for this purpose, the Warrantholders agree that their Shares shall be shown in the share register of the Company as being held in the name of DTC, Cede & Co, American Stock Transfer Trust & Company or any of their Affiliates and that their Shares may be subject to legends and other transfer restrictions applicable to "restricted securities" under the Securities Act; and

(c) issue or transfer and deliver the relevant number of Warrant Shares which have been subscribed for pursuant to such Notice of Exercise and the applicable Shares to such Warrantholder (or its stated nominee or trustee) in uncertificated form and credit the account(s) notified in the Notice of Exercise,

provided that the Warrantholder has complied with its obligations under Clause 5.4 above.

6.2 The Warrant Shares issued pursuant to this Instrument shall:

(a) be credited as fully paid;

(b) have the same par value and the same rights and obligations as the existing Shares in issue; and

(c) rank *pari passu* in all respects with Shares in issue on the relevant allotment date and, with respect to any dividend or other distribution declared, paid or made by reference to a record date falling on or after the relevant Exercise Date, they shall rank *pari passu* in all respects with the Shares in issue on the relevant allotment date as if they had been issued (fully paid) on and from the commencement of the period in respect of which such dividend or other distribution is declared, paid or made.

6.3 Shares issued upon exercise of the Warrants in accordance with this Instrument shall, for all purposes, be deemed to give rights in the Company as of the date upon which such Shares are issued.

6.4 No fractions of a Warrant Share shall be issued on the exercise of a Warrant and no refund will be made to the exercising Warrantholder in respect of that part of the Exercise Price which represents such a fraction (if any); but if more than one Warrant is exercised at the same time by a Warrantholder then, for the purposes of determining the number of Warrant Shares to be issued and whether any (and if so, what) fraction of a Warrant Share arises, the number of Warrant Shares arising on the exercise of each Warrant (including, for this purpose, fractions) shall first be aggregated. If, by reason of any adjustment made pursuant to Clause 7.2, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a Share, the Company shall, upon such exercise, round down to the nearest whole number the number of Warrant Shares to be issued to such holder (but subject always to the aggregation referred to in the first sentence of this Clause).

6.5 If a Warrantholder exercises only some of its Warrants, the Company shall issue to it (free of charge) a new Warrant Certificate for the number of Shares as to which such Warrants shall not have been exercised.

7. Adjustment

7.1 If, at any time:

(a) there shall be a consolidation, combination, reclassification, redesignation, stock split, reverse stock split, subdivision or similar event affecting the number of Shares in issue;

(b) the Company shall issue any Shares credited as fully paid to its Shareholders by way of capitalisation of profits or reserves, including any share premium account or capital redemption reserve;

(c) the Company shall declare, announce, make or pay any extraordinary dividend, distribution of capital or reserves or spin-off;

(d) the Company or any of its Affiliates shall purchase any Shares or other Securities at a premium to their Fair Market Value at such date;

(e) the Company shall issue any new class of shares or create any options, warrants or other rights to subscribe for or purchase or otherwise acquire such shares; or

(f) the Company or any person shall issue any Shares to Shareholders as a class by way of rights, or shall issue or grant to Shareholders as a class by way of rights, any options, warrants or other rights to subscribe for or purchase or otherwise acquire any Shares, or any other Securities which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, or the right to otherwise acquire, any Shares (or shall grant any such rights in respect of existing Securities so issued) at a value that is less than the Fair Market Value at such date taking into account any consideration received for such rights, options, warrants or other Securities. Any subsequent amendment or modification to the economic terms of such Securities (other than by the terms of such rights, options, warrants or other Securities when issued) to be treated as the issuance of new securities on the date of such amendment or modification in exchange for the existing rights, options, warrants or other Securities and any consideration received for such amendment or modification,

the relevant Exercise Ratio and/or Exercise Price will be subject to adjustment (or such other changes shall be made that are appropriate in the circumstance then subsisting, if applicable) in accordance with Clause 7.2.

7.2 Upon the occurrence of any event or circumstance specified in Clause 7.1:

(a) the Company shall promptly notify in writing each Warrantholder of the occurrence (and relevant details) thereof and the appropriate adjustment to the Exercise Ratio and/or the Exercise Price (and/or such other changes that are appropriate in the circumstance then subsisting, if applicable) and the date from which such adjustment shall take effect such that the adjusted Exercise Ratio (and, accordingly, adjusted number of Warrant Shares in respect of an exercise of such Warrant and its related Subscription Right) and/or Exercise Price, as the case may be, reflect the equivalent economic position in respect of any exercise of Subscription Rights after such date as if such Warrant had been exercised immediately before such event (and such that the economic position of a Warrantholder be no more or less favourable than if such Warrantholder had so exercised its Warrants before such event). Subject to paragraph (b) below (and unless otherwise agreed with the Majority Holders), the Company shall

promptly effect such adjustment to the Exercise Ratio, the Exercise Price and/or other appropriate change(s), as the case may be, with effect from the relevant date; and

(b)

(i) if requested by the Majority Holders within 10 Business Days of such notice, and only in the case of a request for adjustment which would not be less than two per cent. of the then current Exercise Ratio, the Company shall promptly engage an Independent Advisor (such advisor to be approved by the Majority Holders) on customary terms and principally for the purpose of determining the appropriate adjustment that should made to the Exercise Ratio and/or the Exercise Price (and/or such other changes that are appropriate in the circumstance then subsisting, if applicable) and the date from which such adjustment should take effect, in the opinion of such Independent Advisor applying customary anti-dilution principles or such other economic or value considerations in its discretion; and

(ii) the Company shall (unless otherwise agreed with the Majority Holders) promptly effect such adjustment to the Exercise Ratio and/or the Exercise Price (and/or such other changes that are appropriate in the circumstance then subsisting, if applicable), including with effect from any relevant date determined by the Independent Advisor, and give notice to the Warrantholders thereof.

7.3 If an adjustment is to be made pursuant to Clause 7.2, it shall take effect from the relevant date specified by the Company pursuant to paragraph (a) thereof or determined by the Independent Advisor pursuant to paragraph (b) thereof, as applicable, and shall be applied in respect of any Subscription Rights which have been exercised and for which the Warrant Shares have not as at such effective date been issued or transferred and delivered to or to the order of the relevant Warrantholder (and for the purposes of Clause 7.2(b), 7.4(c) and 7.6 in respect of such determination and adjustment such holder shall be considered a Warrantholder notwithstanding having exercised Subscription Rights in respect of the relevant Warrant(s)).

7.4 In carrying out the determination pursuant to Clause 7.2(b):

(a) the Independent Advisor shall act as expert and not as arbitrator;

(b) if the adjustments determined by the Independent Advisor result in a higher Exercise Ratio (or otherwise a greater number of Warrant Shares upon exercise of Subscription Rights) than notified by the Company under Clause 7.2(a), the costs of the Independent Advisor shall be borne by the Company, otherwise such costs shall be borne by the Majority Holders; and

(c) the determination of the Independent Advisor shall be addressed to both the Company and the Warrantholders and, except in the case of manifest error, be final and binding on the Company and the Warrantholders.

7.5 The Company shall promptly update the Register as necessary to reflect any adjustments to the Exercise Ratio and/or the Exercise Price, as the case may be, and (if relevant) send to each Warrantholder a replacement Warrant Certificate evidencing such Warrantholder's adjusted Exercise Ratio.

7.6 The Company shall promptly, at the request of any Warrantholder and at its own expense, do all such acts and things necessary or desirable to give effect to any adjustments or changes under this Clause 7 from time to time or otherwise to the number of Warrant Shares (or other

change) that is necessary or desirable to give effect to such a determination of the Independent Advisor.

8. Representations and Warranties

8.1 The Company represents and warrants to the relevant Warrantholders on each Issuance Date (in respect of the Warrants being issued on each such date) that:

(a) it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and is not in liquidation, receivership or bankruptcy and has full power and authority to own, lease and operate its properties and conduct its business and to execute and perform its obligations under this Instrument and the Warrants;

(b) the obligations expressed to be assumed by it in this Instrument and the Warrants are legal, valid, binding and enforceable obligations on it;

(c) that the execution and delivery of this Instrument, the issue and distribution of the Warrants, the issue or transfer and delivery of Shares on exercise of the Warrants and the performance of the terms of this Instrument will not:

(i) conflict with, or result in a breach of or constitute a default under, any of the terms or provisions of the documents governing the Company or any agreement, instrument or order to which the Company or any member of the Group is a party or by which any of them or any of their respective properties or assets are bound and will not infringe any existing applicable law, rule, regulation, judgment, order, authorisation or decree of any government, governmental or regulatory body or court, domestic or foreign, having jurisdiction over the Company or any member of the Group or any of their respective properties or assets or infringe the rules of any stock exchange on which securities of the Company are listed or contravene Luxembourg public policy;

(ii) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan or credit agreement, lease, licence, order or other agreement or instrument to which the Company or any member of the Group is a party or by which the Company and any member of the Group is bound or to which any of the property or assets of the Company and any member of the Group is subject; or

(iii) result in any violation of the provisions of the constitutional documents of the Company;

(d) it has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Instrument and the Warrants and the transactions contemplated by this Instrument and the Warrants;

(e) that save for any Shares to be issued in the future pursuant to the exercise of any Subscription Rights:

(i) all required consents, approvals, authorisations, orders, filings, registrations or qualifications of or with any court or governmental authority have been given, fulfilled or done; and

(ii) no other action or thing (including, without limitation, the payment of any stamp or other similar tax or duty) is required to be taken, fulfilled or done by the Company for or in connection with (x) the execution, issue and distribution of the Warrants and compliance by the Company with the terms of the

Warrants, (y) the execution and delivery of, and compliance with the terms of, this Instrument and each Warrant Certificate;

(f) the subscription of the Warrants and all Shares to be issued and/or delivered upon on exercise of the Warrants will not be subject to any pre-emptive, first-refusal or similar rights arising under applicable law or under the constitutional documents of the Company, and is not subject to other similar rights arising under applicable law or under the constitutional documents of the Company;

(g) the Shares to be issued on exercise of the Warrants by payment of the relevant Exercise Price pursuant to this Instrument will be fully paid and will not be subject to calls for further funds;

(h) the Shares to be issued on exercise of the Warrants will rank *pari passu* with the then outstanding Shares, and will be free and clear of all liens, charges, pledges, encumbrances, security interests, claims and other third party rights;

(i) (other than Warrants issued under this Instrument) there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company or any member of the Group, or obligations or commitments of the Company or any member of the Group to issue, sell or otherwise dispose of, any shares of the Company;

(j) there are no restrictions upon the voting or transfer of any of the Shares whether pursuant to any law or any agreement or otherwise, subject to the requirements of the Securities Act and the rules promulgated thereunder;

(k) there are no restrictions on the payment of dividends or distributions in respect of any of the Shares to be issued or transferred and delivered on exercise of the Warrants that are not applicable to the Shares generally; and

(l) as at such Issuance Date, the Company has authorised share capital, excluding issued authority to issue, free from any security, pre-emptive or other similar rights, within the limits of the Company's authorised share capital.

8.2 Each of the Warrantholders (in respect of itself only and severally but not jointly) who are issued Warrants on an Issuance Date, represent and warrant to the company on such Issuance Date that:

(a) it is either:

(i) an Accredited Investor; or

(ii) outside the United States, receiving the Warrants in an offshore transaction and is not a U.S. person (as such terms are defined in Regulation S);

(b) it understands that such Warrants have not been, and the Warrant Shares issued upon exercise of such Warrants, will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States, that any offer and sale of such Warrants or such Warrant Shares to such Warrantholder is being made in reliance on the exemption from the registration requirements of the Securities Act in a transaction not involving any public offering;

(c) its purchase of such Warrants or such Warrant Shares is lawful under the laws of the jurisdiction of its incorporation and the jurisdiction in which it operates (if different), and that such acquisition will not contravene any law, regulation or regulatory policy applicable to it;

(d) it understands that such Warrants and such Warrant Shares issued upon the exercise of such Warrants may be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, and agrees that, for so long as the Warrant and the Warrant Shares are "restricted securities", they will not be offered, sold, taken up, delivered, reoffered, resold, pledged or otherwise transferred, except:

(i) to the Company or any subsidiary thereof;

(ii) in an offshore transaction in accordance with Regulation S;

(iii) in a transaction pursuant to Rule 144A;

(iv) pursuant to Rule 144 under the Securities Act (if available);

(v) pursuant to an effective registration statement under the Securities Act; or

(vi) pursuant to any other available exemption from the registration requirements of the Securities Act, and in each case in accordance with any applicable securities laws of the United States and any state or other jurisdiction of the United States;

(e) it understands that no representation has been made by the Company as to the availability of any exemption under the Securities Act or any applicable securities laws of any state or other jurisdiction of the United States for the reoffer, resale, pledge or transfer of such Warrants or the Warrant Shares issued upon the exercise of such Warrants. It will give to each person to whom it transfers the Warrants or Warrant Shares notice of any restrictions on the transfer of such Warrants or Warrant Shares;

(f) it has made its own independent investigation and appraisal of the business, results, financial condition, prospects, creditworthiness, status and affairs of the Company and, following such investigation and appraisal and the other due diligence that such Warrantholder deemed necessary and subsequently conducted in connection with the offering of such Warrants, such Warrantholder has made its own investment decision to acquire the Warrants;

(g) it is aware and understands that an investment in the Warrants and Warrant Shares involves a considerable degree of risk and no U.S. federal or state or non-U.S. agency has made any finding or determination as to the fairness for investment or any recommendation or endorsement of any such investment;

(h) it has consulted with such financial, legal, tax, accounting and other advisors as it deemed necessary and adequate for that purpose;

(i) it is acquiring the Warrants and Warrant Shares for its own account, for investment purposes, and not with a view to, or for resale in connection with, the distribution thereof, directly or indirectly, in whole or in part, in the United States;

(j) it was not formed for the specific purpose of acquiring such Warrants or the Warrant Shares;

(k) it did not become aware of the offering of the Warrants or the Warrant Shares, and the Warrants or Warrant Shares were not offered to such Warrantholder by means of any directed selling efforts within the meaning of Rule 902(c) of Regulation S or by means of a general solicitation or general advertisement;

(l) it acknowledges and agrees that such Warrants and Warrant Shares will bear a legend substantially to the following effect, unless agreed otherwise with the Company:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS. THIS CERTIFICATE IS ISSUED PURSUANT TO AND SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER PROVISIONS OF THE INSTRUMENT. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH SAID INSTRUMENT. ANY SALE OR OTHER TRANSFER NOT IN COMPLIANCE WITH SAID INSTRUMENT WILL BE VOID. IN CONNECTION WITH ANY TRANSFER, THE WARRANTHOLDER WILL DELIVER TO THE COMPANY SUCH CERTIFICATES AND OTHER INFORMATION AS THE COMPANY MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS."

it acknowledges and agrees that each Warrant offered in reliance on Regulation S shall, in addition to the foregoing, bear a legend in substantially to the following effect, unless agreed otherwise with the Company:

"THIS SECURITY AND THE SECURITIES TO BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT. THIS SECURITY MAY NOT BE EXERCISED BY OR ON BEHALF OF ANY U.S. PERSON UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. THIS SECURITY MAY NOT BE EXERCISED WITHIN THE UNITED STATES AND THE SECURITIES TO BE ISSUED UPON ITS EXERCISE MANY NOT BE DELIVERED WITHIN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. EXERCISING THIS SECURITY REQUIRES DELIVERY TO THE COMPANY OF CERTIFICATES, OPINIONS OF COUNSEL AND OTHER INFORMATION AS THE COMPANY MAY REASONABLY REQUIRE TO CONFIRM THAT THE EXERCISE COMPLIES WITH THE FOREGOING RESTRICTIONS. THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND MAY NOT BE TRANSFERRED IN THE UNITED STATES EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT."

it acknowledges and agrees that each Warrant and Warrant Share offered in reliance on Regulation S shall, in addition to the foregoing, bear a legend in substantially to the following effect, unless agreed otherwise with the Company:

"EXCEPT AS SET FORTH BELOW, THIS SECURITY MAY NOT BE SOLD, PLEDGED OR TRANSFERRED UNTIL EXPIRATION OF THE " DISTRIBUTION COMPLIANCE PERIOD" (WITHIN THE MEANING OF REGULATION S) AND THEN ONLY UPON CERTIFICATION IN FORM REASONABLY SATISFACTORY TO THE COMPANY THAT THIS SECURITY IS OWNED EITHER BY NON-U.S. PERSONS OR U.S. PERSONS WHO PURCHASED SUCH INTERESTS IN A TRANSACTION THAT DID NOT REQUIRE REGISTRATION

UNDER THE SECURITIES ACT. DURING SUCH DISTRIBUTION COMPLIANCE PERIOD, THIS SECURITY MAY ONLY BE SOLD, PLEDGED OR TRANSFERRED (I) TO THE COMPANY, (II) OUTSIDE THE UNITED STATES IN A TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (III) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR (IV) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER OF THIS SECURITY WILL NOTIFY ANY PURCHASER OF THIS SECURITY OF THE RESALE RESTRICTIONS REFERRED TO ABOVE, IF THEN APPLICABLE."

it acknowledges and agrees that each Warrant Share offered in reliance on Regulation S shall, in addition to the foregoing, bear a legend in substantially to the following effect, unless agreed otherwise with the Company:

"THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND MAY NOT BE TRANSFERRED IN THE UNITED STATES EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT."

(m) it is financially sophisticated and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits, risks and suitability of the Warrants;

(n) it understands that no disclosure package or offering document will be provided in connection with the issuance of the Warrants and acknowledges that the Company is not, and none if its affiliates, directors, officers, employees, advisors, agents or representatives is making any representation or warranties concerning any information provided to or otherwise available to the Warrantholders in connection with the issuance of the Warrants or the Warrant Shares, including any current or projected financial information, except as specifically set forth in this Instrument, and the Warrantholders are not relying on any such information in entering into the transactions hereunder; and

(o) in the case of Warrants or Warrant Shares issued under Regulation S, it acknowledges that:

(i) during the Distribution Compliance Period (as defined in Regulation S), such Warrants or Warrant Shares may only be sold, pledged or transferred in accordance with the requirements on the legend on such Warrants or Warrant Shares and only:

(A) to the Company;

(B) in an offshore transaction in accordance with Regulation S and not to a U.S. person or for the account or benefit of a U.S. person (as defined in Regulation S); or

(C) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any State of the United States; and

(ii) in connection with the exercise of such Warrants, it will provide written certifications, opinions of counsel or other evidence reasonably satisfactory to the Company that such Warrant is not exercised within the United States, and that the Warrant Shares will not be delivered within the United States, other than in an offering deemed to meet the definition of "offshore transaction" pursuant to Rule 902(h) under the Securities Act, unless registered under the Securities Act or an exemption from such registration is available.

9. Undertakings of the Company

9.1 The Company undertakes from the date of this Instrument that, for so long as any Warrant remains outstanding, it shall comply with each of the provisions of this Clause 9.

9.2 The Company shall ensure that at all times there shall be available for issue, free from any security, pre-emptive or other similar rights, such number of Shares as would be required under this Instrument to be issued to Warrantholders on exercise of the outstanding Warrants and:

(a) to register the relevant Warrantholder as the holder of the relevant amount of such Shares; and

(b) to ensure that all such Shares will be duly and validly issued as fully paid ranking *pari passu* and fully fungible with other securities of the same class then outstanding.

9.3 The Company shall promptly:

(a) obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b) supply certified copies to the Warrantholder upon reasonable request of,

any authorisation, consent, approval, resolution, licence, exemption, filing or notarisation required to enable it to perform its obligations under this Instrument and the Warrants.

9.4 The Company shall not make any issue, grant or distribution or take or omit to take any other action if the effect thereof would be that, following the exercise of Subscription Rights, Shares could not, under any applicable law then in effect, be legally issued as fully paid on exercise pursuant to the terms of this Instrument.

9.5 The Company shall, subject to any steps which are required to be taken by the directors of the Company in order to comply with their legal duties, use all reasonable endeavours to ensure that no effective resolution is passed for its winding up, liquidation or dissolution.

9.6 The Company shall not take any action, and shall procure that no action is taken, that would otherwise result in an adjustment to the Exercise Ratio and/or the Exercise Price that is prohibited by applicable laws or regulations or that would otherwise result in Shares being required to be issued in circumstances not permitted by applicable laws and regulations.

9.7 The Company shall at all times comply with the applicable rules and regulations of the Stock Exchange and such other securities exchange on which the Warrants are listed from time to time.

9.8 The Company shall promptly make any announcements as required by applicable law, rules and regulations in relation to the entry into this Instrument, the issue of the Warrants and the exercise of any Warrants hereunder.

9.9 All payments by the Company in accordance with the terms of this Instrument shall be made free and clear of and, without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any Tax Jurisdiction, unless such withholding

or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Company will pay such additional amounts as will result in receipt by the exercising Warrantholder after such withholding or deduction of such amounts as would have been received by them had no such withholding or deduction been required, *provided that* the Company shall not be required to pay any such additional amounts that arise from the issuance or delivery of the Warrant Shares to any person other than a Warrantholder. Any reference in this Instrument to an amount in cash being payable shall be deemed to include any additional amounts in respect of such amounts which may be payable under this Clause 9.

9.10 The Company undertakes that (except with the prior written consent of the Majority Holders):

(a) use its best endeavours to ensure, at its own cost, that its issued and outstanding Shares are admitted to trading on the New York Stock Exchange or, failing which, another regulated, regularly operating, recognised stock exchange or securities market;

(b) it will not create any class of shares which rank for any purpose ahead of the Shares; and

(c) at all times do all such things and execute all such documents to give effect to the rights of the Warrantholder under the Warrants in accordance with this Instrument.

9.11 Where it is required or appropriate for an Independent Advisor to perform any determination or calculation under this Instrument, the Company shall promptly appoint an Independent Advisor.

9.12 The Company undertakes to use its best endeavours to have the Warrants admitted to listing on The International Stock Exchange or another regulated, regularly operating, recognised securities exchange agreed to with the prior written consent of the Majority Holders within 60 days of each Issuance Date of the relevant Warrants.

10. Registration Rights

10.1 The Company undertakes to enter into a registration rights agreement with any Warrantholder promptly following the date such Warrantholder becomes a person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) that beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) in excess of 15 per cent. (on a fully-diluted basis) of Shares. Such registration rights agreement will be in substantially the same form as the Existing Registration Rights Agreement, except that such registration rights agreement will not include restrictions on the Company granting registration rights to other persons. Notwithstanding the foregoing, no registration rights granted to a Warrantholder shall be superior to, or have priority over, the registration rights provided to the Holders (as defined in and) under the Existing Registration Rights Agreement.

10.2 Whenever the Company proposes to register or offer pursuant to a registration statement any of its Shares in an underwritten offering under the Securities Act other than pursuant to a registration statement on Form S-8, S-4, F-4 or any similar or successor form, the Company will give prompt written notice to all Warrantholders that have exercised their Warrants and that have not entered into a registration rights agreement pursuant to Clause 10.1 (and excluding for the purpose of this provision any Warrantholders whose Warrant Shares may be sold freely under Rule 144 of the Securities Act without regard to volume or manner of sale restrictions), of its intention to effect such a registration or underwriting and will, subject to consent by the requisite parties to the Existing Registration Rights Agreement, include in such registration or underwriting all Warrant Shares with respect to which the Company has received written requests for inclusion therein from such Warrantholders within five days after the receipt of the Company's notice thereof. If such registration is in connection with an underwritten offering,

and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Warrantholders requesting their Warrant Shares to be included in the registration pursuant to this Clause 10.2 agree that the number of Warrant Shares they are proposing to offer will be reduced pro rata prior to any Shares being offered by either the Company or any holders of Shares party to a registration rights agreement with the Company.

10.3 From and after such time as the benefits of Rule 144 under the Securities Act or any other similar rule or regulation of the SEC that may allow a Warrantholder to sell securities of the Company to the public without registration are available to such Warrantholder and for so long as the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company agrees to take commercially reasonable efforts to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c) furnish to such Warrantholder, promptly upon such Warrantholder's reasonable request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act, (ii) a copy of the most recent annual or interim report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit such Warrantholder to sell such securities pursuant to Rule 144 without registration.

If in the opinion of counsel to the Company, it is then permissible to remove the restrictive legend from the securities pursuant to Rule 144 under the Securities Act, then within three Business Days of the Warrantholder's request, the Company will request its transfer agent to remove the legend set forth in Clause 8.2(l). In connection therewith, if reasonably required by the Company's transfer agent, the Company will, subject to receipt from the Warrantholder customary representations and other documentation reasonably acceptable to the Company, reasonably promptly cause an opinion of Company's counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates, and directions required by the transfer agent from the Company or Warrantholder that authorize and direct the transfer agent remove the restrictive legend from such securities.

11. Information and Reporting

During the Exercise Period, the Company shall send, or procure to be sent, to each Warrantholder on its behalf:

(a) such other information as any of the Warrantholders may reasonably request for their respective tax purposes; and

(b) a copy of every statement, notice, annual report and/or circular (including offers or invitations by the Company to purchase shares) generally shared with any holders of Shares concurrently with the issue of the same to such holders, *provided that* any posting of such documents to the Company's website, EDGAR or any similar publicly available document depositary shall be deemed to satisfy the Company's obligation to delivery such documents to the Warrantholders.

12. Surrender and Replacement of Warrant Certificate

12.1 If a Warrant Certificate is mutilated, defaced, lost, stolen or destroyed it will be replaced by the Company upon payment by the Warrantholder of the Company's reasonable costs incurred in connection with the issue of the replacement and on such terms as to evidence and indemnification as the Company may reasonably require. Mutilated or defaced Warrant Certificates in respect of which replacements are being sought must be surrendered before replacements will be issued.

12.2 The Company shall ensure that an entry as to the issue of the new Warrant Certificate shall be made in the Register.

12.3 Whenever in this Instrument there is any requirement to deliver, produce, surrender or possess a Warrant Certificate, the delivery, production, surrender or possession of an electronic copy of such Warrant Certificate shall be satisfactory, save that, in the case of a surrender of a Warrant Certificate by electronic means the Warrantholder (where not the Company) shall confirm to the Company destruction of any original thereof

13. Costs, expenses and fees

13.1 The Company shall, promptly on demand, pay (or procure the payment to) each Initial Warrantholder the amount of reasonable costs and expenses (including legal fees) (together with any applicable VAT) separately agreed in writing between each Initial Warrantholder and the Company (or any of its subsidiaries) prior to the date hereof and in connection with the negotiation, preparation and execution of this Instrument and any other documents referred to in this Instrument, and such amounts shall not include any Luxembourg registration duties (*droits d'enregistrement*) payable in the case of voluntary registration of the Warrants or the Warrants Shares by a Warrantholder with the *Administration de l'Enregistrement, des Domaines et de la TVA* in Luxembourg, or registration of the Warrants or the Warrants Shares in Luxembourg when such registration is not required under the laws of Luxembourg to enforce the rights of that Warrantholder under the Warrants or the Warrants Shares.

13.2 If the Company requests an amendment, waiver or consent, the Company shall, by no later than three Business Days of demand, reimburse each Warrantholder for the amount of all reasonable and pre-approved costs and expenses (including legal fees) incurred by that Warrantholder in responding to, evaluating, negotiating or complying with that request or requirement.

13.3 The Company shall, by no later than three Business Days of demand, pay to each Warrantholder the amount of all reasonable costs and expenses (including legal fees) incurred by that Warrantholder in connection with the enforcement of, or the preservation of any rights under, any Warrant or this Instrument and with any proceedings instituted by or against that Warrantholder as a consequence of it taking or holding the Warrants, *provided that* this provision shall not extend to costs and expenses incurred, as a result of, or arising out of, negligence, fraud or wilful misconduct on the part of such Warrantholder.

13.4 The Company shall pay and, by no later than three Business Days of demand, indemnify and reimburse each of the Warrantholders against any cost, loss, penalty or liability the Warrantholders incur in relation to all or any stamp duty, registration and other similar Taxes payable in respect of or in connection with the issue by the Company of the Warrants and the Warrant Shares under this Instrument.

14. Winding up of the Company

If an order is made or an effective resolution is passed for winding up, dissolution or liquidation of the Company each Warrantholder will be treated as if, immediately before the date of such order or resolution, it had exercised all the Subscription Rights which remain to be exercised

by it and shall be entitled to receive out of the assets which would otherwise be available in the liquidation such sum (if any) as the Warrantholder would have received had it been the holder of the Shares to which it would have become entitled by virtue of such exercise after deducting from such sum an amount equal to the Exercise Price which would have been payable upon such exercise (but for the avoidance of doubt, if such net amount would be negative, no Warrantholder shall be obliged to make any payment or contribution to the Company or any other person).

15. Adjustment for Reorganisation

15.1 If prior to the end of the relevant Exercise Period, there shall occur any reorganisations, recapitalisation, reclassification, consolidation, merger or demerger involving the Company in which the Shares are converted into or exchanged for securities, cash or other property (collectively, a "**Reorganisation**"), then, following such Reorganisation, the Warrantholders shall, if they elect to subsequently exercise their Warrants, receive upon such exercise the kind and amount of securities, cash or other property, if any, which the Warrantholder would have been entitled to receive pursuant to such Reorganisation if such exercise had taken place immediately prior to such Reorganisation. Appropriate adjustment (as determined by an Independent Advisor engaged at the cost of the Company) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the Warrantholder, to the end that the provisions set forth in this Instrument (including provisions with respect to changes in and other adjustments of the Exercise Ratio and/or number of Warrant Shares issuable upon exercise of the Warrants) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities, cash or other property thereafter deliverable upon the exercise of the applicable Warrants.

15.2 If, prior to the end of the relevant Exercise Period, the Company directly or indirectly:

(a) effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions,

(b) completes any purchase offer, tender offer or exchange offer (whether by the Company or another person) pursuant to which holders of Shares are permitted to sell, tender or exchange their shares for other securities, cash or other property and has been accepted by the holders of 50 per cent. or more of the outstanding Shares; or

(c) in one or more related transactions consummates a stock or share purchase agreement or other business combination with another person or group of persons whereby such other person or group acquires more than 50 per cent. of the outstanding Shares or 50 per cent. or more of the voting power of the common equity of the Company (each a "**Fundamental Transaction**"),

then, upon any subsequent exercise of a Warrant, the Warrantholder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the relevant Warrantholder, the number of shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, receivable as a result of such Fundamental Transaction by a holder of the number of Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction.

16. Amendments and Waivers; Voting

16.1 Any term of this Instrument and the Warrants may be amended or waived only with the consent of the Majority Holders and the Company by way of Written Resolution (as defined below), except that any amendments or waivers that are prejudicial to the interests of the

Warrantholders may only be made with the consent of holders of more than 75 per cent. of the aggregate principal amount of Warrants then outstanding and the Company.

16.2 For so long as any the Company or any of its subsidiaries is a holder of any Warrants, in ascertaining the Majority Holders or specified percentage for the purposes of this Instrument and the Warrants, such holding shall be deemed to be zero and the Company or such subsidiaries shall be deemed not to be a Warrantholder for the purposes of any provision of this Instrument.

16.3 Any resolution that is proposed in connection with an amendment or waiver under Clause 16.1 shall be in writing and signed by Warrantholders (or their duly authorised representatives) holding between them the requisite majority of Warrants for the time being outstanding (a "**Written Resolution**"). Such Written Resolution may consist of several documents in the like form each signed by or on behalf of one or more such persons. A Written Resolution, if passed, shall bind the Company and all Warrantholders whether or not they voted, abstained or dissented in respect of such Written Resolution.

16.4 For the purposes of determining the votes cast in respect of a Written Resolution, every Warrantholder that duly signs such Written Resolution shall have one vote for every Warrant held by them.

16.5 In relation to any consent to be provided by Warrantholders in accordance with this Instrument, the Company shall provide or procure the provision of evidence reasonably satisfactory to each Warrantholder that specifies: (a) the number of Warrants held by Warrantholders that delivered an instruction to consent, abstain or dissent to any proposal, and (b) the number of Warrants held by or on behalf of any member of the Group.

16.6 Any amendment to this Instrument shall be made by deed poll that is executed by the Company and expressed to be supplemental to this Instrument.

17. Change to Form of Warrants

17.1 Upon a request of the Majority Holders (which may be given at any time during the Exercise Period), the Company shall:

(a) make all arrangements that are necessary to ensure that the Warrants are cleared and settled through Euroclear Bank SA/NV, Clearstream Banking S.A. or any other international clearing system (the "**Clearing Systems**");

(b) submit an application to any of the Clearing Systems for the purposes of assigning an international securities identification number (ISIN) to the Warrants;

(c) appoint such agents, persons or other third parties (including, without limitation, a registrar and a fiscal or paying agent) as necessary for the maintenance of the Warrants; and

(d) execute and deliver such documents (including any deed or document supplemental to this Instrument) and perform such actions as the Majority Holders may deem necessary to effect the clearing and settlement of the Warrants through the Clearing Systems,

provided in each case that:

(i) the Company receives the written approval of the Majority Holders prior to taking any action (including the execution of any document or the appointment of any person) in accordance with paragraphs (a) to (d) above; and

(ii) the Company shall not be permitted to take any action under this Clause 17 if such action were to place a new or additional obligation on any Warrantholder.

17.2 The Company shall, promptly on demand, pay each Warrantholder the amount of all reasonable and pre-approved costs and expenses (including legal fees) (together with any applicable VAT) incurred by that Warrantholder in connection with any action or matter contemplated by Clause 17.1.

18. Notices

Any notice to be given for the purposes of this Instrument or the Warrants shall be given in accordance with the provisions of Schedule 3 of this Instrument.

19. Benefit of this Instrument and Suit by Warrantholders

19.1 This Instrument shall take effect as a deed poll for the benefit of the Warrantholders from time to time. The Company hereby acknowledges and covenants that the benefit of the covenants, obligations and conditions on the part of or binding upon it contained in this Instrument shall enure to the benefit of each and every Warrantholder and each of their (and any subsequent) successors and permitted assigns.

19.2 Each Warrantholder shall be entitled to enforce the said covenants, obligations and conditions against the Company insofar as each of its Warrants is concerned, without the need to join the allottee of any such Warrant or any intervening or other Warrantholder in the proceedings for such enforcement.

20. Governing Law and Jurisdiction

20.1 This Instrument, including any non-contractual obligations arising out of or in connection with this Instrument, is governed by, and shall be construed in accordance with, English law.

20.2 The Company agrees for the benefit of each Warrantholder that the courts of England shall have exclusive jurisdiction to hear and determine any suit, action or proceedings arising out of or in connection with this Instrument (including any non-contractual obligations arising out of or in connection with this Instrument) ("**Proceedings**") and, for such purposes, irrevocably submits to the jurisdiction of such courts. Nothing in this paragraph shall (or shall be construed so as to) limit the right of any Warrantholder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings by any Warrantholder in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

20.3 For the purposes of Clause 20.2, the Company irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and agrees not to claim that any such court is not a convenient or appropriate forum.

20.4 The Company agrees that the process by which any Proceedings are commenced in England pursuant to Clause 20.2 may be served on it by being delivered to GLAS Specialist Services Limited at 55 Ludgate Hill, Level 1 West, London EC4M 7JW or, if different, GLAS Specialist Services Limited's registered office from time to time. If such person is not or ceases to be effectively appointed to accept service of process on behalf of the Company, the Company shall, promptly appoint a further person in England to accept service of process on its behalf. Nothing in this paragraph shall affect the right of any Warrantholder to serve process in any other manner permitted by law.

Schedule 1

Initial Warrantholders

Name of Initial Warrantholder	Number of Initial Warrants granted to each Initial Warrantholder pursuant to Clause 2.1	Warrant Certificate number
Charles Lawrence Frischer	200,000	Certificate I-1
Asheef Lalani	40,000	Certificate I-2
Anthony Marlowe, LC	320,000	Certificate I-3
Jimmy Soo Hyung Lee	200,000	Certificate I-4
Kyma Capital Opportunities Master Fund Limited	184,355	Certificate I-5
Santa Lucía S.A., compañía de Seguros y Reaseguros	900,000	Certificate I-6
Intrepid Capital Fund	128,400	Certificate I-7
Intrepid Income Fund	1,296,200	Certificate I-8
Tom Bauwens	40,000	Certificate I-9
Aquiline Credit Opportunities Fund L.P.	1,424,645	Certificate I-10
Certain funds managed, sub-managed or advised by GLG, as investment manager or sub-investment manager (as applicable) as set out in the Initial Warrantholder Allocation Confirmation delivered on or prior to the relevant Issuance Date	3,062,200 (aggregate total number)	As specified in the Initial Warrantholder Allocation Confirmation

Schedule 2

Form of Warrant Certificate

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS. THIS CERTIFICATE IS ISSUED PURSUANT TO AND SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER PROVISIONS OF THE INSTRUMENT (AS DEFINED BELOW). THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH SAID INSTRUMENT. ANY SALE OR OTHER TRANSFER NOT IN COMPLIANCE WITH SAID INSTRUMENT WILL BE VOID. IN CONNECTION WITH ANY TRANSFER, THE WARRANTHOLDER WILL DELIVER TO THE COMPANY SUCH CERTIFICATES AND OTHER INFORMATION AS THE COMPANY MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

[*Regulation S legend(s) to be inserted, if applicable*]

ATENTO S.A.
(incorporated under the laws of the Duchy of Luxembourg)
(the "**Company**")

WARRANT CERTIFICATE

Certificate No. ....

Introduction: This Warrant Certificate is issued pursuant to the Warrant Instrument dated 17 February 2023 (as amended or supplemented from time to time) (the "**Instrument**") executed by Atento S.A. as warrant issuer (the "**Company**") in relation to the warrants (the "**Warrants**") constituted by the Instrument. The Warrants are subject to, and have the benefit of, the provisions of the Instrument. Unless the context requires otherwise, words and expressions defined or construed in this Warrant Certificate and which are not defined or construed in this Warrant Certificate shall bear the same meanings ascribed in the Instrument.

Registered holder: This is to certify that .... of .... is, at the date hereof, entered in the register maintained by the Company in relation to the Warrant (the "**Register**") as the duly registered holder of .... Warrants, each entitling the Warrantholder, upon payment of the Exercise Price per Warrant, to subscribe for ....Share(s) (subject to adjustment as provided in the Instrument).

Determination of entitlement: This Warrant Certificate is evidence of entitlement only and is not a document of title. Entitlements are determined by the Register and only the Warrantholder (or its permitted assignees and transferees) is entitled to the Warrants, and issuance of the corresponding Shares, in respect of this Warrant Certificate.

Governing law: This Warrant Certificate is governed by, and shall be construed in accordance with, English law.

IN WITNESS WHEREOF this Certificate has been executed by the Company as a deed poll and is intended to be and is hereby delivered on the date first above written.

Executed as a **Deed** for and on behalf of **Atento S.A.**: } ....

By:

ISSUED on [●]

Schedule to the Warrant Certificate

Part A
Notice of Exercise

To: **Atento S.A.**
1, rue Hildegard Von Bingen
L-1282
Luxembourg
Grand Duchy of Luxembourg

Schedule to the Warrant Certificate

Notice of Exercise

We hereby exercise Subscription Rights over .... of the Warrants represented by this Warrant Certificate and enclose [evidence of payment to your Designated Dollar Account of U.S.$... being]/[*deliverables for surrendered Notes to be specified*] equal to the Exercise Price of the Warrants being exercised.

We direct the Company to allot the Warrant Shares in the following numbers and to the following proposed allottees:

	No of Shares	Name of Proposed Allottee	Address of Proposed Allottee
1	....	....	....
2	....	....	....
3	....	....	....
4	....	....	....

We agree that the Shares are issued to us subject to the Articles.

I/We* hereby request that Shares to be delivered upon exercise of the Subscription Rights in respect of the Warrants, be credited in uncertificated form to the following account details:

[*insert the name and address of the person in whose name the Shares arising on exercise of the Subscription Rights are to be issued and details of any account to which such Shares are to be credited*]

Executed for and on behalf of:

[•]

....
Authorised Signatory

Part B
Form of Transfer

To: **Atento S.A.**
1, rue Hildegard Von Bingen
L-1282
Luxembourg
Grand Duchy of Luxembourg

For value received, ... (the "**Existing Holder**"), of .... hereby transfers Warrants to subscribe for .... Shares of Atento S.A. (the "**Company**") to ...., of .... (the "**New Holder**").

The New Holder hereby agrees with the Company that it will comply with the terms of the Warrants and the Instrument and requests that it be entered in the Register of holders of the Warrants with the address specified above.

Dated ______________________________

Executed by the Existing Holder
By:
Name:
Title:

Executed by the New Holder
By:
Name:
Title:

Schedule 3

Register and Notices

1. **Register**

(a) The Company shall maintain the Register at its Registered Office and there shall be entered in the Register, for the Initial Warrants and (if any) for each issuance of Delayed Draw Warrants:

(i) the names and addresses of the Warrantholders;

(ii) the number of Warrants held by the Warrantholders;

(iii) the Issuance Date of the relevant Warrants;

(iv) the Exercise Price of the relevant Warrants;

(v) the Exercise Ratio of the relevant Warrants;

(vi) the number of Shares in respect of which the Warrantholders are entitled to exercise their Subscription Rights;

(vii) the date on which the name of each Warrantholder is entered in the Register in respect of the Warrants registered in that Warrantholder's name;

(viii) particulars of all cancellations and replacements of the Warrant Certificates; and

(ix) the date on which any Warrantholder exercises any Subscription Rights and the number of Warrants in respect of which such Subscription Rights are exercised.

(b) Any change in the name or address of any Warrantholder shall be notified as soon as reasonably practicable following such change to the Company which shall cause the Register to be altered accordingly.

(c) The Warrantholder shall be recognised by the Company as entitled to the Warrants in respect of which he is a Warrantholder free from any equity, set-off or cross-claim on the part of the Company against the original or any intermediate holder of such Warrants.

2. **Notices**

(a) Each Warrantholder shall register with the Company a postal and/or email address to which notices and other communications can be sent and, if any Warrantholder shall fail to do so, any notice or communication may be given to such Warrantholder by sending the same by any of the methods referred to in paragraph (c) below to the details specified in such Warrantholder's entry in the Register.

(b) Any notices and other communications made hereunder to the Company shall be delivered as follows:

Atento S.A.
1, rue Hildegard Von Bingen
L-1282, Luxembourg
Grand Duchy of Luxembourg
Attention: The Board of Directors

Email: virginia.beltramini@atento.com

The Company shall promptly inform each Warrantholder in writing upon any change to its above notice details.

(c) Notices and other communications to the Warrantholders and/or to the Company shall be in writing and delivered by hand, e-mail, pre-paid post or courier (using an internationally recognised courier company).

(d) A notice or other communication given in accordance with paragraph (b) shall be deemed to have been served:

(i) at the time of delivery (or, where such time is outside the normal business hours of the recipient, on the opening of the next following Business Day), if delivered personally or sent by courier; or

(ii) at the time of despatch provided that no delivery failure notification is received within 24 hours of such despatch, if by e-mail; or

(iii) on the second day following its posting, if sent by pre-paid first class post.

(e) In proving service of a notice or other communication sent by e-mail, it shall be sufficient to prove that the message was properly addressed and despatched. In proving service of any notice or other communication sent by post it shall be sufficient to prove that the envelope containing the notice or other communication was properly addressed and stamped with a first class stamp and deposited in a post box or at the post office.

(f) All notices and other communications with respect to Warrants registered in the names of joint registered holders shall be given to whichever of such persons is named first in the Register and any notice so given shall be sufficient notice to all the joint registered holders of such Warrants.

(g) Any person who, whether by operation of law, transfer or other means whatsoever, becomes entitled to any Warrants shall be bound by every notice properly given to the person from whom he derives his title to such Warrants.

(h) When a given number of days' notice is required to be given, the day of service shall be included but the day upon which such notice will expire shall not be included in calculating the number of days. The signature to any notice to be given by the Company may be written or printed.

Schedule 4

Form of Subscription Form

SUBSCRIPTION FORM

TO SHARES IN ATENTO S.A. (the "Company")

The undersigned, [*Warrantholder's details to be specified*], being a Warrantholder as defined in the warrant instrument dated 17 February 2023, as amended from time to time (the "**Instrument**") relating to the issue of up to 7,795,800 warrants and certain additional warrants to subscribe for shares in Atento S.A, a public limited company (*société anonyme*), incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg and registered with the *Registre de Commerce et des Sociétés* of Luxembourg under number B185761, hereby exercises its Subscription Right in accordance with clause 5 of the Instrument and hereby subscribes to [•] Warrant Shares, without nominal value, in the Company, in exchange for [•] Warrants it holds to be automatically cancelled, for a total Exercise Price of €[•] paid to the Company as determined pursuant to clause 5 of the Instrument.

The Board has been authorised to issue the Warrant Shares in accordance with the terms of the Instrument and within the time limit provided for in clause 6.1 of the Warrant Instrument.

Terms defined in the Instrument shall have the same meanings when used herein.

Executed by [*Name of Warrantholder*] on [•] 20[•]

____
Name:
Title:

Schedule 5

Form of Register

ATENTO S.A.

Issue of up to 7,795,800 Warrants and certain additional Warrants to subscribe for Shares in Atento S.A. on and in accordance with the terms of a Warrant Instrument dated 17 February 2023 (as amended from time to time)

Name of Warrantholder:	[•]						
Contact Details:	Address: [•] Attention: [•] Email: [•]						
Total Number of Warrants Issued to Warrantholder:	[•]						
DATES	**WARRANT CERT. NUMBER**	**NUMBER OF WARRANTS**	**TRANSFERS, CANCELLATIONS AND REPLACEMENTS**	**EXERCISE PRICE AND EXERCISE RATIO**	**NUMBER OF SHARES**	**EXERCISE OF SUBSCRIPTION RIGHTS**	**BALANCE (TOTAL NUMBER OF WARRANTS)**
Issuance Date: [•] Date of Registration: [•]	[•] [*Insert details of any cancellations and replacement Warrant Certificates, if any*]	Initial Warrants: [•] Delayed Draw Warrants: [•]	[•] Warrants from [*insert name of transferor and details of transaction*] to [*insert name of transferee and details of transaction*] [*Insert particulars of any cancellations and/or replacements of any Warrant Certificates*]	Exercise Price: [•] Exercise Ratio: [•]	[•] [*Specify details the number of Shares in respect of which the Warrantholders are entitled to exercise their Subscription Rights*]	[•] [*Specify details of all exercises of Warrants and number of Warrants in respect of which such Subscription Rights are exercised*]	[•]

Schedule 6

Form of Initial Warrantholder Allocation Confirmation

To: **Atento S.A.** (the "**Company**")

Reference is made to the Warrant Instrument dated 17 February 2023 (the "**Instrument**") executed by the Company in relation to the Initial Warrants constituted by the Instrument. This is an Initial Warrantholder Allocation Confirmation as referred to in the Instrument.

Capitalised terms used but not otherwise defined herein have the meanings set forth in the Instrument.

In our capacity as investment manager or sub-investment manager (as applicable) on behalf thereof, and in executing this Initial Warrantholder Allocation Confirmation, we irrevocably confirm that each of the funds referred to in the table below shall be Initial Warrantholders for the purposes of the Instrument and shall be allocated by the Company such number of Initial Warrants set forth opposite its name in such table in accordance with clause 2 of the Instrument:

Name of Initial Warrantholder	**Number of Initial Warrants granted to each Initial Warrantholder pursuant to Clause 2.1**	**Warrant Certificate number**
[•]	[•]	Certificate I-[•]
[•]	[•]	Certificate I-[•]
[•]	[•]	Certificate I-[•]
[•]	[•]	Certificate I-[•]

Very truly yours,

GLG PARTNERS LIMITED, acting in its capacity as general partner of GLG Partners LP,

acting in its capacity as investment manager or sub-investment manager (as applicable) on behalf of the funds referred to in the table above

By: ______________________________	By: ______________________________
Name:	Name:
Title:	Title:

Accepted on the date hereof by:

ATENTO S.A.

By: ______________________________

Name:

Title:

This Instrument is made by deed poll and has been entered into and delivered on the date stated at the beginning.

The Company

EXECUTED as a **DEED POLL** by **ATENTO S.A.** acting by a person or persons who are duly authorised to sign on its behalf:	.... By: VIRGINIA BELTRAMINI